SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: February 16, 2012

List of materials

Documents attached hereto:

i) Press Release announcing Sony Completes Full Acquisition of Sony Ericsson. Sony to Rename the Company Sony Mobile Communications and Accelerate Business Integration.

News & Information	Sony Corporation
1-7-1 Konan, Minato-ku Tokyo

No.12-025E
February 16, 2012

Sony Completes Full Acquisition of Sony Ericsson
Sony to Rename the Company Sony Mobile Communications
and Accelerate Business Integration

February 16, 2012, Tokyo, Japan - Sony Corporation (“Sony”) today announced that the transaction to acquire Telefonaktiebolaget LM Ericsson’s (“Ericsson”) 50% stake in Sony Ericsson Mobile Communications AB (“Sony Ericsson”) has been completed as of February 15, 2012 (Central European time). This marks the completion of the transaction jointly announced by Sony and Ericsson on October 27, 2011, and makes Sony Ericsson a wholly-owned subsidiary of Sony.

Sony will rename Sony Ericsson “Sony Mobile Communications”, and further integrate the mobile phone business as a vital element of its electronics business, with the aim of accelerating convergence between Sony’s lineup of network enabled consumer electronics products, including smart phones, tablets, TVs and PCs.

Company Overview

New company name:	Sony Mobile Communications AB
Date of name change:	February 2012 (planned)
Representative:	Bert Nordberg, President and CEO
Corporate Headquarters:	London, UK
R&D sites:	Beijing, Lund, Silicon Valley and Tokyo
Headcount:	Approximately 8,000 (as of February 1, 2012)
Principal business:	Design, development, manufacture and sale of mobile phone products
Stated capital:	EUR 100 million

Inquiries:
Corporate Communications, Sony Corporation
Tel: 03-6748-2200